SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13E-3/A

                               Amendment No. 2 to
                        Rule 13e-3 TRANSACTION STATEMENT
           under Section 13(e) of the Securities Exchange Act of 1934

                         TENDERCARE INTERNATIONAL, INC.
                              (Name of the Issuer)

                         TENDERCARE INTERNATIONAL, INC.
                                  Edward Reiss
                                  Brenda Schenk
                       (Names of Person Filing Statement)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   74961F1058
                      (CUSIP Number of Class of Securities)

                                  Edward Reiss
                           Co-Chief Executive Officer
                         TENDERCARE INTERNATIONAL, INC.
                             3925 North Hastings Way
                              Eau Claire, WI 54703
                                 (715) 833-1750
      (Name, Address, and Telephone Numbers of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                                 With copies to:
                              Steven Randall, Esq.
                          Michael Best & Friedrich LLP
                              Two Prudential Plaza
                         180 N. Stetson Ave., Suite 2000
                                Chicago, IL 60601

     This statement is filed in connection with (check the appropriate box):

      a. |X|] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

      b. |_| The filing of a registration statement under the Securities Act of 1933.

      c. |_| A tender offer.

      d. |_| None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

      Check the following box if the filing is a final amendment reporting the results of the transaction: |X|

                Final Amendment Reporting Results of Transaction

      This Amendment No. 2 (this "Amendment") to Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "SEC") jointly by the following persons (collectively, the "filing persons"): TenderCare International, Inc. (the "Company"), Edward Reiss and Brenda Schenk.

      On December 14, 2005, the Company filed with the SEC Schedule 13E-3, as amended ("Schedule 13E-3") and a preliminary proxy statement on Schedule 14A pursuant to Section 14(a) of the Exchange Act of 1934 (the "Proxy Statement") in connection with plans to hold of a special meeting of shareholders of the Company ("Special Meeting") to consider and vote upon, among other things, a proposal to effect a one for 25,000 reverse stock split of shares of common stock, par value $0.01, of the Company. The Company advised shareholders that upon consummation of the reverse split, it would be eligible to terminate its registration under the Securities Exchange Act of 1934, as amended, and that it planned to file a Notice of Termination of Registration on Form 15 with the SEC following consummation of the reverse split (the "2005 Going Private Proposal"). The Company further disclosed that the 2005 Going Private Proposal would be financed, in part, by funds provided by Mr. Reiss and Ms. Schenk.

      On April 18, 2006, the board of directors of the Company determined that the Company should continue its operations as a registered company. Accordingly, the Company will not hold the Special Meeting to consider the 2005 Going Private Proposal and has ceased negotiations with Mr. Reiss and Ms. Schenk regarding the financing of the 2005 Going Private Proposal.

      The Company does not plan to engage in future solicitation of proxies in connection with the 2005 Going Private Proposal or file additional amendments to this Schedule 13E-3 or the Proxy Statement. No proxies have been solicited or received by the Company in connection with the 2005 Going Private Proposal.

      This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-3(d) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires a final amendment to Schedule 13E-3 to be filed to report the results of a proposed transaction.

      The information contained in this Schedule 13E-3 and the Proxy Statement concerning the Company was supplied by the Company. Similarly, the information contained in this Schedule 13E-3 and the Proxy Statement concerning each filing person other than the Company was supplied by each such filing person.

                                   SIGNATURES

      After due inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TENDERCARE INTERNATIONAL, INC.

By: /s/Edward Reiss
---------------------------------
Name:  Edward Reiss
Title: Co-Chief Executive Officer
Date:  April 21, 2006

After due inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/Edward Reiss
---------------------------------
Edward Reiss

Date: April 21, 2006

After due inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Brenda Schenk
---------------------------------
Brenda Schenk

Date: April 21, 2006